UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

TAX REPORT 2023



INDEX

1- MESSAGE FROM MANAGEMENT

It is with great satisfaction that Petrobras presents another Tax Report, highlighting its contribution to society through the payment of Taxes and Government Take. In this document, we will detail our payments to all three levels of Government, as well as present the tax context in which the company operates and the impact of taxes on fuel pricing.

We conduct our tax management guided by ethics, integrity, transparency, efficiency and social responsibility. This report is a product aligned with our commitment to society and stakeholders.

In 2023, a total of R$ 240.2 billion was paid to the Government from a cash basis perspective, destined for the effective settlement of our tax obligations in Brazil. Internationally, the company paid a total of US$ 452.7 million in taxes.

In the last five years, Petrobras has paid over R$ 1 trillion in taxes and Government Take in Brazil, distributed among the Federal Government, States, the Federal District and hundreds of municipalities.

Petrobras is one of the most relevant companies in the Brazilian economy, playing a significant role as the main contributor in several States and municipalities. Through our payments, we have the opportunity to positively impact society by providing more resources for investments in essential areas such as health, education, infrastructure and security.

We are committed to being the best diversified and integrated energy company in generating value. This commitment is reflected in job creation, investment realization, value distribution to shareholders, and substantial tax payments to the Government.

In the year that Brazil celebrates 50 years since the discovery of the Campos Basin, the birthplace of national production in deep waters, Petrobras receives, for the fifth time, the main prize in the global offshore industry: the OTC Distinguished Achievement Award 2024. This award recognizes the significant contribution of the Campos Basin Renewal Program to the global industry, with emphasis on the revitalization of the Marlim field, which has driven the development of a set of pioneering technologies for mature fields in deep waters. This advancement has allowed for a 55% reduction in greenhouse gas emissions from scope 1, which are the result of the company's own operations, in the Marlim field.

Petrobras will make the energy transition gradually, responsibly and progressively. A transition that is good for the planet and fair for the people. We are expanding our investments in new energies, without giving up on oil production, which is still necessary to meet the global energy demand and finance the energy transition.

Building a more sustainable world, reconciling the focus on oil and gas with diversification into low-carbon businesses, including petrochemicals products and fertilizers, sustainability, safety, respect for the environment and full attention to people, is an integral part of Petrobras' Vision. The focus on profitable exploration and production assets, with increasing decarbonization, contributes to a fair energy transition, driving the economy and job creation in clean energy sectors, in line with our strategic plan for 2024/2028.

In addition to the significant tax payments to the Government, it is important to highlight that Petrobras distributed R$ 97.9 billion in dividends and interest on equity, reinforcing our significant contribution to society. These values, presented from a cash basis perspective, confirm our ability to generate wealth sustainably, efficiently, safely, and responsibly.

Given the significant numbers presented, we proudly carry the responsibility of continuing to contribute to the socioeconomic development of Brazil, generating wealth for society in an efficient and sustainable manner.





R$ 240.2
billion
in Taxes + Gov. Take paid in Brazil

US$ 452.7
million
in Taxes Paid abroad

R$ 97.9
billion
distributed as dividends



"It is with great satisfaction that I share with all of you the results of the Petrobras Tax Report for the year 2023. Our commitment to transparency and fiscal responsibility is unwavering and we are proud to contribute to Brazil's development through the payment of more than R$ 240 billion in taxes. These resources are essential to drive significant improvements in areas such as health, education, infrastructure and the environment. We are firmly committed to continue generating value for society, always aligned with our values of care for people, integrity, sustainability, innovation and commitment to Petrobras and our country."

Jean Paul Prates
Chief Executive Officer (CEO)



"Petrobras' Tax Report for 2023 is a reflection of our commitment to act transparently and responsibly. We are aware of the importance of the taxes paid for Brazil's socioeconomic development and the more than R$ 240 billion allocated for this purpose is a testament to our role as a corporate citizen. These resources are invested in strategic projects, sustainability initiatives and strengthening the communities where we operate. Our financial management is guided by efficiency and the pursuit of sustainable results, aligned with ESG principles. We will remain committed to contributing to Brazil's progress, maintaining a solid and responsible financial management."

Sérgio Caetano Leite
Chief Financial and Investor Relations Officer (CFO)



2- TAXES AND GOVERNMENT TAKE PAID IN BRAZIL

In 2023, we collected R$ 240.2 billion in the form of taxes and Government Take in Brazil. These resources are essential to finance public policies, such as investments in infrastructure and social programs, positively impacting society as a whole.

The collections made by Petrobras include: (i) Taxes derived from our operations, appraised and collected by the company itself or owed by it but withheld by third parties; (ii) Taxes withheld from third parties, as a tax substitute, since Petrobras withholds taxes in its commercial operations with customers and suppliers, as defined in tax legislation.

The method of tax substitution, widely used in the National Tax System, seeks to concentrate the collection in a few economic agents, in order to facilitate the collection and inspection of taxes. Tax substitution (TS) is applied to taxes withheld in the purchases of goods and services from our suppliers, as well as in the sales of certain fuels, where refineries are responsible for collecting taxes throughout the commercial chain. It is worth mentioning that, in 2023, we implemented new tax rules for the collection of ICMS Monophasic (VAT) incidence on diesel oil, LPG, and gasoline operations, as detailed in a specific topic below.

In the accumulated period of 2022 and 2023, we recorded over half a trillion reais in collections.

In the year 2023, there was a 14% reduction in total annual collection compared to the record achieved in the previous year. This decrease can be mainly attributed to Government take, with royalties and Special Participation being the main contributors to this negative variation, along with taxes on profit (Corporate Income Tax and Social Contribution on Net Income) and taxes on Revenue (Pis and Cofins).

On the next table, we present the history of the Company's collections by government level.

Note: In 2019, there was a non-recurring payment of Government Take, referring to Signature Bonuses, in the amount of R$ 68.6 billion, due to the auction of the transfer of rights surplus in Búzios (R$ 61.4 billion) and Itapu (R$1.7 billion), in addition to bonuses from the 6th Production Sharing Round and the 16th Concession Round (R$5.5 billion).

Gross revenue 2022 - R$ 713.9 billion
Gross revenue 2023 - R$ 592.6 billion
Effective tax rate 2022 - 30.5%
Effective tax rate 2023- 28.0%
(Amounts on accrual basis)

COMPARATIVE OF TAXES AND GOVERNMENT TAKE PAID IN BRAZIL (R$ billion)


2023
61.4
87.4
90.2
1,2
240.2
2022
82.7
98.7
96.5
1.1
279
Gov. Take
Federal
States
Municipalities

QUARTERLY COLLECTION OF TAXES AND GOVERNMENT TAKE IN 2023 (R$ billion)


62.6
18.8
27.1
16.3
56.1
21.4
20.5
13.8
56.5
25.3
16.9
14.0
65.0
24.7
22.7
17.3
1Q23
2Q23
3Q23
4Q23

TAXES AND GOVERNMENT TAKE PAYMENT HISTORY (R$ billion)


246.0
71.9
64.5
108.7
128.7
65.5
30.1
32.2
202.9
93.5
53.8
54.7
279.0
96.5
98.7
82.7
240.2
90.2
87.4
61.4
2019
2020
2021
2022
2023

Gov. Take Federal States Municipalities

3- TAXES BY GOVERNMENT LEVEL

Within the scope of the National Tax System, the Federal Constitution (CF/88) authorizes the Federal Government, States, the Federal District and Municipalities to establish taxes. Additionally, they have the power to legislate, oversee and enforce various tax obligations (both primary and ancillary), which require significant human and systemic efforts from taxpayers to comply with them within the legal deadlines.

Another result of Petrobras' importance in tax collection in Brazil is its exposure to constant scrutiny by all levels of government, which entails rigorous ongoing tax audits. This is carried out through specialized tax offices that deal with large taxpayers, requiring the implementation of robust accounting and tax processes, as well as a highly skilled technical team to handle the daily challenges arising from numerous new legislations published annually.

TAXES BY GOVERNMENT LEVEL (R$ billion)


173.2
62.3
108.4
181.3
148.8
71.9
65.5
93.5
96.5
90.2
0.9
0.8
1.0
1.1
1.2
2019
2020
2021
2022
2023
Federal + Gov Take
States
Municipalities

*As mentioned before, in 2019 there was a non-recurring payment of Signing Bonuses (Gov. Take) in the amount of R$ 68.6 billion.

3- TAXES BY GOVERNMENT LEVEL

COMPOSITION OF FEDERAL TAXES

Regarding the collection at the Federal level in 2023, there was a reduction of 18% compared to the record registered in 2022, mainly explained by the decrease in Government Take - Royalties and Special Participation - as well as taxes on profit (Corporate Income Tax and Social Contribution on Net Income) and on revenue (Pis and Cofins), in compararison with the previous year.

In February 2023, the Federal government enacted Provisional Measure 1,163/2023, establishing a temporary 9.2% rate on the export of crude oil, which ended on June 28, 2023. From January to September 2023, R$ 1.4 billion in oil export taxes were paid.

In the last 5 years, R$ 674.1 billion was paid as taxes and Government Take to the Federal Government.

HISTORICAL DISTRIBUTION OF OUR FEDERAL TAXES (R$ billion)


173.2
17.0
4.7
8.8
34.0
108.7
2019
62.3
13.1
5.3
10.8
32.2
2020
108.4
13.3
6.6
10.4
23.5
54.7
2021
181.3
15.9
7.8
58.2
16.7
82.7
2022
148.8
18.2
8.5
49.5
11.1
61.4
2023
Other federal taxes
Withholding MP 135/ Law 10.833/03
IR/CSLL
PIS/COFINS
Gov. Take

DETAILS ABOUT STATE TAXES

In 2023, Petrobras collected the amount of R$ 90.2 billion in ICMS (State Value Added Tax), distributed among the 27 Federative Units. An important point is the implementation of the monophasic regime for this state tax, in accordance with the provisions of LC 192/2022, regulated by ICMS Agreements 199/2022 and 15/2023, which applies to operations with diesel oil, gasoline, and LPG. This implementation brought new challenges of adjustment and parameterization for the Company, aiming to ensure tax compliance and risk mitigation.

The Monophasic ICMS came into effect in the first half of 2023. For diesel and LPG, it began in May 2023, while for gasoline in June 2023, as provided for in the aforementioned legislation. This means that Petrobras has assumed full responsibility for collecting this state tax, eliminating the need for payment by distributors and resellers.

In the last 5 years, R$ 399.8 billion was paid as taxes to the 27 Federative Units, with 99.9% of this amount referring to ICMS, leaving a smaller portion for state fees.

HISTORICAL DISTRIBUTION OF OUR STATE COLLECTIONS (R$ billion)


2023
90.2
2022
96.5
2021
93.5
2020
65.5
2019
71.9

RELEVANCE OF PETROBRAS IN ICMS COLLECTION

Petrobras has a significant contribution to the collection of ICMS (State Value Added Tax) in the 27 Federative Units of Brazil. In the table below, you can observe the amount collected by Petrobras for each State and its percentage contribution to the total ICMS collected. To perform this analysis, we used the information provided by the National Council of Fiscal Policy (Confaz) through its Bulletin of State Tax Revenue. However, as the information published by Confaz is based on the accrual basis, we made adjustments to collect the numbers on a cash basis, in line with this Fiscal Report.


VENEZUELA
GUIANA
SURINAME
FRENCH GUIANA
COLOMBIA
ECUADOR
PERU
BOLIVIA
CHILE
PARAGUAY
ARGENTINA
URUGUAY
RR
AP
AM
PA
MA
CE
PI
RN
PB
PE
AL
SE
AC
RO
TO
MT
BA
DF
GO
MG
MS
ES
SP
RJ
PR
SC
RS

STATE	PETROBRAS (R$ billion)	CONTRIBUTION (%)
São Paulo	21.0	10.7%
Minas Gerais	12.2	17.1%
Rio de Janeiro	6.9	15.8%
Paraná	6.3	14.6%
Santa Catarina	5.1	14.4%
Rio Grande do Sul	5.3	12.0%
Mato Grosso do Sul	4.8	29.3%
Goiás	4.9	20.4%
Mato Grosso	4.3	17.9%
Pará	3.7	18.3%
Espírito Santo	2.3	12.9%
Ceará	2.0	11.7%
Distrito Federal	1.4	13.8%
Pernambuco	1.3	6.1%
Paraíba	1.3	16.1%
Amazonas	1.2	8.6%
Tocantins	1.1	23.4%
Rio Grande do Norte	0.9	11.5%
Alagoas	0.8	12.7%
Piauí	0.9	14.6%
Rondônia	0.5	12.4%
Maranhão	0.5	4.6%
Bahia	0.6	1.9%
Sergipe	0.3	5.3%
Amapá	0.2	13.3%
Acre	0.1	7.4%
Roraima	0.1	4.6%

DETAILS ABOUT MUNICIPAL TAXES

In 2023, Petrobras collected R$ 1.2 billion in taxes for 284 municipalities, distributed across 21 Brazilian states, including the Federal District. Over the past 5 years, R$ 5 billion has been distributed to hundreds of Brazilian municipalities.

In comparison to the previous year, there was a 14% increase in payments of municipal taxes in 2023, primarily driven by the Tax on Services (ISS) under the Tax Substitution regime.

COMPOSITION OF MUNICIPAL TAXES (R$ billion)


0.9
0.09
0.21
0.64
2019
0.8
0.14
0.23
0.45
2020
1.0
0.08
0.23
0.65
2021
1.1
0.04
0.27
0.78
2022
1.2
0.07
0.28
0.90
2023
ISS Withheld from Third Parties
IPTU e other taxes
Company's ISS

The top 10 municipalities benefited from Petrobras' tax payments accounted for 61% of our total collection, as shown in the chart below for the base year of 2023.

TOP 10 MUNICIPALITIES WITH THE HIGHEST TAX COLLECTION BY THE COMPANY
(R$ million)


Macaé (RJ)
253.7
Cubatão (SP)
95.9
São Sebastião (SP)
81.4
Rio de Janeiro (RJ)
74.4
Duque de Caxias (RJ)
73.1
Ipojuca (PE)
50.2
Paulínia (SP)
38.2
Vitória (ES)
33.0
Betim (MG)
29.2
Canoas (RS)
28.8
RJ: 3 municipalities
SP: 3 municipalities
MG: 1 municipality
ES: 1 municipality
PE: 1 municipality
RS: 1 municipality

4- GOVERNMENT TAKE

Government take is a financial compensation due to the Union, paid by companies that explore and produce oil and natural gas in Brazilian territory. The collection is made to the National Treasury Secretariat and the amounts are distributed to the beneficiaries defined by legislation, based on calculations performed by the ANP (National Petroleum Agency). Government take consists of royalties, special participations, signature bonuses and payment for the occupation or retention of the area. Its objective is to make pecuniary retribution to society for the exploitation of these nonrenewable resources.

In accordance with Law No. 9,478/1997 and due to the concession contracts, sharing and transfer of rights entered into with ANP, the exploration and production activities of oil and natural gas are subject to the payment of the following government take:

- Royalties, established in the concession contracts at a rate ranging from 5% to 15% of the gross production revenue based on the reference prices for crude oil or natural gas established by ANP in its normative acts. When establishing the royalty rates, ANP also considers the geological risks and expected productivity levels for each concession. Most of our crude oil production currently pays the maximum royalty rate.

- Special participations, at a rate ranging from zero to 40% of the net revenue from the production of fields that reach high production volumes or profitability, according to the criteria established in the applicable legislation. The calculation takes into account the gross revenue from each production field, based on the reference prices for crude oil or natural gas established by Decree No. 2,705/1998 and ANP regulatory acts, minus the royalties paid, exploration investments, operational costs and applicable depreciation and taxes adjustments. In 2023, payments of this government share were made in 12 of our fields: Barracuda, Berbigão, Jubarte, Leste do Urucu, Marlim Leste, Marlim Sul, Rio Urucu, Roncador, Sapinhoá, Sururu, Tartaruga Verde and Tupi;

-The signing bonus corresponds to the amount paid by the winning bidder upon signing the contract, which can be pre-defined or offered, subject to the minimum values published in the bidding notices.

- Payment for the retention or occupation of contracted areas for exploration and production, at a rate established by ANP in the relevant bid notices, based on the size, location, and geological characteristics of the concession block;

Laws No. 9,478/1997 and No. 12,351/2010 also require producers in onshore fields to pay landowners a share equivalent to a percentage of share ranging from 0.5% to 1% of the field's production, at the discretion of ANP.

Below, we describe how government take works in each of the different regimes of exploration and production of oil, natural gas and other fluid hydrocarbons traded.

REGULATORY REGIMES:

CONCESSION

- Contracting through bidding process ;
- Federal Government awards the exploration right to winning companies;
- Production belongs to the concessionaire

TRANSFER OF RIGHTS

- Petrobras directly contracted for production ;
- Right to produce up to 5 billion barrels of equivalent oil.

RRODUCTION SHARING

- Specific regime for pre-salt areas and others considered strategic;
- Hiring by a bidding process, in which the winning companies form a consortium with Pré-Sal Petróleo S.A (PPSA), representing the federal government;
- The largest supply of surplus oil for the Union wins;
- Shared production between the State and the contracted consortium, each one's share calculated by discounting the royalties due and all investment and operating expenses ("cost in oil").

GOVERNMENT TAKE	FREQUENCY	CONCESSION	SHARING	TRANSFER OF RIGHTS
ROYALTIES	Monthly	10% of the gross income of the field, which can be reduced up to 5%	15% on Gross Revenue from the field	10% on Gross Revenue from the field
SPECIAL PARTICIPATION	Quarterly	Rates from zero to 40% (nominal) on net revenue of fields with high production	Not applicable	Not applicable
SIGNATURE BONUS	Upon contract signature;	Amount offered by companies in bidding	Predefined value	Not applicable
RETENTION OF AREA	Yearly	Value per Km² defined in the notice and concession contract (updated by IGPDI Index)	Not applicable	Not applicable

4- GOVERNMENT TAKE

In 2023, a total of R$ 61.4 billion was collected as Government Take (PGOV), representing a 26% reduction compared to the previous year. The PGOV payments consist mainly of royalties (R$ 35.3 billion) and special participation (R$ 25.1 billion). In addition to these two recurring items, there was also a payment for area occupation or retention, amounting to R$ 0.3 billion and a disbursement of R$ 0.7 billion in signing bonuses resulting from the acquisition of stakes in the Sudoeste de Sagitário, Norte de Brava and Água Marinha blocks.

The amounts collected as royalties and special participation are directly related to the prices of oil and natural gas in the international market, quoted in dollars. Due to the lower pricing levels of commodities in 2023 compared to 2022, we observed this reflection in the reduction of the calculated and paid values to ANP (National Petroleum Agency) for the settlement of these Government Take.

EVOLUTION OF ROYALTIES AND SPECIAL PARTICIPATION (R$ billion)


39.9
21.9
1.0
2019
32.0
1.0
17.0
2020
54.5
24.7
29.7
2021
78.2
35.8
42.4
2022
60.4
25.1
35.3
2023
Royalties
Special Participation

PETROBRAS' REPRESENTATION IN THE DISTRIBUTION OF SPECIAL PARTICIPATION AND ROYALTIES BY ANP IN THE YEAR 2023


Special Participation
35%
65%
Royalties
34%
66%
Petrobras 2023
Other Companies

The Government Take is paid to the National Treasury Secretariat, which distributes the funds to states, the Federal District, municipalities and specific funds determined by law.

To calculate Petrobras' share in the total distributed by the ANP to the beneficiaries, the total paid by Petrobras in 2023 was divided by the total distributed by the ANP in that same year, respecting the cash basis as a premise for the composition of the values.

Data obtained from the website of the National Petroleum Agency (ANP) for the preparation of the comparisons.

5- FEDERAL TAX INCENTIVES

Petrobras utilizes some fiscal benefits granted by government entities to foster economic activities and promote the country's development. The most relevant benefits, applied at the federal level, include:

· REPETRO-SPED: Special customs regime for the export and import of goods intended for research and exploitation activities of oil and natural gas deposits under the computerized control of the Public Digital Bookkeeping System (SPED). This new regime, in addition to maintaining the possibility of applying temporary admission for economic use of certain goods, enables the importation of goods for permanent stay with total suspension of payment of federal taxes.

· Importation of natural gas from Bolivia: Operation with exemption from PIS and COFINS.

· Importation of products: Operation with reduced rates of PIS and COFINS.

· SUDAM and SUDENE: Allowances linked to the development of the northern and northeastern regions of the country, which are previously analyzed by the Superintendencies for the Development of the Amazon (SUDAM) and the Northeast (SUDENE). The benefits being utilized by Petrobras include a 75% reduction in Corporate Income Tax (IRPJ) and a 30% reinvestment of the IRPJ due.

· Technological Innovation: Benefits linked to investments in research, development, and innovation (R&D&I). The main benefit being utilized by Petrobras is an additional deduction of R&D&I expenses at 60% in the calculation base of IRPJ and CSLL.

· Worker's Food Program (PAT): Reduces the IRPJ due, by applying a 15% rate to food expenses, provided that the limit of 4% of the tax due is respected.

· Cultural Incentive (Rouanet Law, Article 18): Reduces the IRPJ due based on the amount spent on projects previously approved by the Ministry of Culture as donations and sponsorship, respecting the limit of 4% of the tax due.

· Extension of maternity and paternity leaves: Reduces the IRPJ due by the total amount of the employee's remuneration paid during the extended maternity and paternity leave.

In 2023, Petrobras utilized R$ 7.2 billion in federal fiscal allowances resulting from tax reduction according to specific legislation.

For certain benefits, specific legislation establishes a fixed deadline and conditions that must be met by taxpayers, such as REPETRO-SPED, for which failure to comply with these conditions will result in the requirement to pay taxes with legal penalties.

For fiscal incentives linked to taxes subject to the non-cumulative rule, such as PIS and COFINS, the collection of tax on acquisition or importation without the application of incentives or benefits would result in a credit of the amount paid to be deducted from the tax due in subsequent taxable transactions.



6- TAX BURDEN ON THE PRICE OF FUELS SOLD TO THE FINAL CONSUMER

The year 2023 was marked by the implementation of monophasic ICMS on May and June and the re-imposition of federal taxes, which impacted the tax burden on Aviation Kerosene (QAV), gasoline, and diesel oil.

With the monophasic system implementation, ICMS is now charged similarly to PIS/Pasep, COFINS and CIDE, with specific rates in a methodology called ad rem, which means a fixed value in Brazilian Real (R$) per volume (liters) or quantity (kilograms) and applicable uniformly throughout the national territory. The following values apply:

- Gasoline and anhydrous ethanol: R$ 1.22/liter
- Diesel oil and biodiesel: R$ 0.9456/liter
- LPG/LNG, including natural gas derivatives: R$ 1.2571/kilogram

This change means that fluctuations in fuel prices no longer affect the amount of tax charged, as was the case with the previous taxation model.

Hydrous ethanol is not subject to the monophasic ICMS taxation regime introduced by Complementary Law 192/2022. This differentiation in the tax regime for hydrous ethanol can lead to tax asymmetries with gasoline, as they are competing products.

In 2022, Constitutional Amendment 123/2022 established a tax differential between renewable and fossil fuels. The measure aimed to address the issue of loss of competitiveness of biofuels, especially hydrous ethanol, due to reductions and tax exemptions granted to fossil fuels by Complementary Laws 192/2022 and 194/2022.

It is essential to differentiate the prices at which Petrobras sells to distributors from those perceived by the final consumer. The selling price of Petrobras at refineries and terminals is only a portion of the resale price perceived by consumers at retail stations. Taxes, costs for mandatory blending of anhydrous ethanol in gasoline and biodiesel in diesel oil, as well as costs and margins of distribution companies and retailers, are added before the fuel reaches the consumer. Each component has its own dynamics of formation, without any influence from Petrobras. Historically, the final price of fuels is highly influenced by the tax burden on these products.

Next is the breakdown of the tax burden on the price of gasoline, diesel oil, and LPG.

GASOLINE PRICE COMPOSITION:

To produce the fuel that reaches the end consumer, we start with the discovery of reservoirs and the construction and installation of platforms up to 300 km off the coast to extract oil from depths of up to 7,000 meters. From there, the oil goes to refineries where it is transformed into oil products, including gasoline.

After production, the fuels are sold to distributors, and at this stage, taxes on the fuel are added. Federal taxes on gasoline include CIDE, PIS/PASEP and COFINS. In addition, there is also the ICMS (state tax), which is included in the value charged at refineries. In compliance with Brazilian legislation, regular gasoline sold at retail stations is the result of blending 73% of gasoline type "A" with 27% of anhydrous ethanol, a biofuel produced from sugarcane in Brazil. The resulting blend is gasoline type "C," commonly referred to as gasoline. Distribution companies purchase gasoline type "A" from Petrobras and its competitors and are responsible for acquiring anhydrous ethanol directly from producing units and blending it to obtain the fuel sold at retail stations. For premium gasoline, the blend ratio is 25%. After blending, distributors sell gasoline to fuel stations, and at this stage, distributors and retailers add their own costs and profit margins. It is worth mentioning that, according to the Petroleum Law of 1997, pricing at all stages of the supply chain is free.

Therefore, in the final price charged to the consumer, the Petrobras realization value, the cost of ethanol (which is freely determined by its producers) and the costs and margins of distribution companies and retail stations are included, as well as all applicable taxes, which represent a significant portion of the price formation.

6- TAX BURDEN ON THE PRICE OF FUELS SOLD TO THE CONSUMER

COMPOSITION OF GASOLINE PRICE


5.58
R$ 0.69
R$ 1.22
R$ 0.57
R$ 1.05
R$ 2.05
CIDE + PIS/COFINS
State taxes
Anhydrous ethanol
Distribution and resale
Petrobras share

Collection period from 12/24/2023 to 12/30/2023

1. State taxes (ICMS) – monophasic charged on sales from refineries and importers of gasoline A. The portion of ICMS incident on anhydrous ethanol is charged through tax substitution on sales of gasoline A from refineries and importers. The calculation considers the monophasic ICMS rate for gasoline and anhydrous ethanol at R$ 1.22 per liter.

2. Federal Taxes (CIDE, PIS, and COFINS) - charged on the volume of gasoline A sold by the refinery (CIDE R$ 100.00/m³, PIS R$ 141.10/m³, and COFINS R$ 651.40/m³) and on the volume of anhydrous ethanol sold by the plant (PIS R$ 23.38/m³ and COFINS R$ 107.52/m³), incident on the sale of gasoline A at R$ 0.8925 per liter; PIS/COFINS incident on the sale of anhydrous ethanol at R$ 0.1309 per liter.

3. Composition considered: 73% gasoline A and 27% anhydrous ethanol (since March 16, 2015, the anhydrous ethanol content in regular and premium gasoline is 27

4. Reference value for anhydrous ethanol is R$ 2.20 per liter. Source: Cepea/USP.

5. The portion of distribution and resale margins is estimated.

6. Prepared by Petrobras based on data from ANP and CEPEA/USP, using the average prices realized by Petrobras (gasoline A) and the average prices to the final consumers (gasoline C) in the 26 states and the Federal District, considering the mandatory blend of 27% anhydrous ethanol.

PRICE COMPOSITION IN STATES WHERE PETROBRAS SELLS GASOLINE TO DISTRIBUTORS


AL 5.56 0.69 1.22 0.57 1.06 2.02
AM 5.94 0.69 1.22 0.57 1.44 2.02
CE 5.90 0.69 1.22 0.57 1.44 1.98
DF 5.43 0.69 1.22 0.57 0.81 2.14
ES 5.62 0.69 1.22 0.57 1.10 2.04
GO 5.37 0.69 1.22 0.57 0.75 2.14
MA 5.24 0.69 1.22 0.57 0.79 1.97
MG 5.44 0.69 1.22 0.57 0.85 2.11
MT 5.55 0.69 1.22 0.57 0.82 2.25
PA 5.69 0.69 1.22 0.57 1.22 2.00
PB 5.49 0.69 1.22 0.57 1.04 1.98
PE 5.26 0.69 1.22 0.57 0.80 1.98
PR 5.79 0.69 1.22 0.57 1.30 2.01
RJ 5.60 0.69 1.22 0.57 1.03 2.10
RS 5.58 0.69 1.22 0.57 1.05 2.06
SC 5.75 0.69 1.22 0.57 1.20 2.07
SP 5.50 0.69 1.22 0.57 0.98 2.05
CIDE + PIS/COFINS
State taxes
Anhydrous ethanol
Distribution and resale
Petrobras share

6- TAX BURDEN ON THE PRICE OF FUELS SOLD TO THE CONSUMER

DIESEL PRICE COMPOSITION

Just like applied to gasoline, the entire process of extracting oil from our reservoirs and sending it to the refinery for diesel production requires highly skilled professionals, cutting-edge technology, and substantial investment. From the refinery, we transform this crude oil into oil products, including low-sulfur diesel (S10).

After the transformation process at the refinery, the fuels are sold to distributors. At this stage, fuel taxes are added. The federal taxes include CIDE, PIS/PASEP, and COFINS. In addition, there is also the state tax (ICMS), which is incorporated into the price charged at the refineries. Fuel distributors purchase "Diesel A" from the refineries. According to Brazilian legislation, automotive diesel must be blended with biodiesel, a renewable fuel produced from vegetable oils or animal fats, forming "Diesel B," which is sold at fuel stations. For 2023, the mandatory blend ratio of biodiesel was 12%.

The price of biodiesel is freely negotiated between distributors and producing plants, following the change implemented in 2022 with the end of ANP-organized auctions.

COMPOSITION OF DIESEL PRICE


5.94
R$ 0.95
R$ 0.53
R$ 1.37
R$ 3.09
ICMS
Biodiesel cost
Distribution and resale
Petrobras' share

Collection Period from 12/24/2023 to 12/30/2023

1. *State taxes (ICMS) - monophasic charged on sales from refineries and importers of diesel A and on sales of biodiesel from plants. The calculation considers the monophasic ICMS rate for diesel and biodiesel at R$ 0.9456 per literICMS.*

2. *PIS/Pasep and COFINS - In 2023, the following PIS and COFINS taxation was applied: 1/1/2023 - PIS R$ 62.61 and COFINS R$ 288.89/m³; 01/02/23 to 09/04/23 - zero rate for PIS and COFINS; 09/05/23 to 30/09/23 - PIS 19.59/m³ and COFINS 90.41/m³; 1/10/23 to 03/10/23 - PIS 23.19 and COFINS 106.81; 04/01/23 to 31/12/23 - zero rate for PIS and COFINS.*

3. *CIDE* –has been zero-rated since 05/30/2018.

4. *Reference value for biodiesel is R$ 6.80 per liter. Source: ANP.*

5. *Composition* considered: 88% diesel and 12% biodiesel.

6. The portion of distribution and resales margins is estimated. Prepared by Petrobras based on data from ANP, using the average prices of diesel S-10 from Petrobras (diesel A) and the average prices of diesel S-10 to the end consumers (diesel B) in the 26 states and the Federal District, considering the mandatory blend of 12% biodiesel.

In this way, fuel distributors purchase "Diesel A" from Petrobras and its competitors, and they are responsible for negotiating and acquiring biodiesel directly from producing plants. It is also the distributors' responsibility to blend the fuel to obtain the product sold at retail stations. Pricing at all stages of the supply chain is free, as provided by Petroleum Law.

The graph on the right details the components of diesel price formation and highlights the tax burden embedded in this fuel.

PRICE COMPOSITION IN STATES WHERE PETROBRAS SELLS DIESEL TO DISTRIBUTORS (R$)


	AM	CE	DF	ES	GO	MA	MG	MT	PA	PE	PR	RJ	RS	SC
Total	6.18	5.94	5.88	6.05	5.92	5.69	5.89	5.97	6.17	5.65	5.95	6.06	5.96	5.97
State taxes	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95
Biodiesel cost	0.55	0,56	0.52	0.53	0.52	0.56	0.53	0.52	0.55	0.56	0.52	0.53	0.52	0.52
Distribution and resale	1.63	1.46	1.22	1.47	1.26	1.22	1.24	1.16	1.67	1.18	1.43	1.46	1.43	1.36
Petrobras' share	3.06	2.97	3.19	3.11	3.19	2.97	3.18	3.33	3.00	2.97	3.05	3,05	3.06	3.14

LPG PRICE COMPOSITION

Liquefied Petroleum Gas (LPG), commonly known as cooking gas, purchased by distributors, can be resold to the industrial segment (usually in bulk, using tank trucks) or to customers in the commercial, residential and institutional sectors (in bulk or bottled in cylinders or tanks). The product is produced in refineries through the processing of petroleum and in natural gas processing plants that treat wet natural gas.

The price of the gas cylinder paid by consumers at retail points also includes the costs and margins of distribution companies and retail outlets, as well as the taxes imposed on the commercialization of LPG by the producer or importer. Sales of LPG by refineries and natural gas treatment plants may be subject to federal taxes such as CIDE, PIS/PASEP and COFINS, which were exempted in 2023, and ICMS, with an applied rate of R$ 1.2571 per kilogram starting in May 2023 with the implementation of monophasic ICMS.

The price paid by consumers at retail points also includes the costs and profit margins of distributors and retail points, as well as the taxes levied on the commercialization of LPG by the producer or importer.

The graph below details the three components of the price and tax burden of liquefied petroleum gas (LPG) intended for domestic use and packaged in containers up to 13kg.

COMPOSITION OF LPG PRICE


R$ 100.98
R$16.34
R$ 52.98
R$ 31.66
State taxes
Distribution and resale
Petrobras' share

1. State tax (ICMS) – monophasic charged on sales by the producer or importer, with a rate of R$ 1.2571 per kilogram.

2. Federal Taxes (CIDE and PIS/COFINS) - in 2023, the sales of LPG were exempted from federal taxes.

3. The portion of distribution and resale margins is estimated.

4. Prepared by Petrobras based on data from ANP, using the average prices to the end consumers in the 26 states and the Federal District.

Collection period from 24/12/2023 to 30/12/2023.

PRICE COMPOSITION IN STATES WHERE PETROBRAS SELLS LPG TO DISTRIBUTORS (R$)


124.6
16.3
78.7
29.5
AM
98.4
16.3
48.1
33.9
CE
95.1
16.3
46.4
32.4
ES
101.4
16.3
51.1
33.9
MA
100.6
16.3
51.9
32.4
MG
106.5
16.3
58.2
32.0
PA
87.2
16.3
40.6
30.3
PE
98.2
16.3
49.4
32.4
PR
92.0
16.3
45.3
30.4
RJ
105.2
16.3
56.9
32.0
RS
112.9
16.3
63.3
33.2
SC
100.8
16.3
52.8
31.6
SP
State taxes
Distribution and resale
Petrobras' share

7- TAXES PAID BY COMPANIES CONTROLLED BY PETROBRAS IN BRASIL

The subsidiary companies of Petrobras play a strategic role in our operations and are also responsible for significant tax payments. In a prominent position, we have Petrobras Transporte S.A (Transpetro) and Petrobras Logística de Exploração e Produção S.A (PB-LOG), which contributed with R$ 2.9 billion and R$ 460.9 million in tax payments, respectively.

Below is the breakdown of these values by the government level benefited:

PETROBRAS TRANSPORTE S.A.
(R$ billion)


2.6
0.3
2.0
0.3
2021
2.4
0.3
1.8
0.4
2022
2.9
0.3
2.2
0.4
2023
States
Federal
Municipalities

PETROBRAS LOGÍSTICA DE EXPLORAÇÃO E PRODUÇÃO
(R$ million)


706.5
201.8
504.7
2021
498.7
163.2
335.5
2022
460.9
152.2
308.7
2023
Federal
Municipalities

8- TAXES PAID ABROAD

During year 2023, Petrobras collected US$ 452.7 million as a result of its international operations. The company maintained 41 established companies (28 controlled, 2 affiliated, and 11 jointly controlled operations or ventures) operating in 15 countries across various business segments: Exploration, Development, and Production (of oil/gas and related products); Commercialization, Transportation, and Distribution (of oil/gas and derivatives); Rental/Chartering (of production platforms, storage, and drilling, as well as machinery and equipment); Capital Raising (in the international market) and Financing (within the Petrobras group). Taxes were paid from our activities in 9 countries outside Brazil, as shown in the table on the right.

Petrobras commits to no longer establishing or acquiring equity interests in jurisdictions recognized as tax havens, as well as complying with Transfer Pricing rules in Brazil and in the countries where it operates, regarding all transactions with related or unrelated parties, as required by law.

It is worth noting that, recently in 2023, Petrobras approved its Tax Policy, which aims to comply with tax legislation in Brazil and the countries where it operates. The policy defines the company's strategy based on technical interpretation of regulations, standards and processes, aligned with the Business Purpose and Tax Risk.

US$ million

COUNTRY	INCOME TAX	INDIRECT + WITHHELD TAXES	RECOVERED TAXES	TOTAL PAID
Argentina	2.95	0.76	-	3.71
Bolivia	-	0.18	-	0.18
Singapore	14.34	24.63	-	38.97
Colombia	1.94	43.88	7.89	37.93
Spain	0.11	0.01	-	0.11
United States	-	2.71	-	2.71
Netherlands	373.66	0.31	5.06	368.92
Uruguay	0.02	0.18	-	0.20
Venezuela	-	0.01	-	0.01
TOTAL	393.02	72.67	12.95	452.74



Petrobras assumes the commitment to no longer establish or acquire equity interests in jurisdictions recognized as tax havens, as well as to comply with Transfer Pricing rules in Brazil and in the countries where it operates, regarding all transactions with related or unrelated parties, as required by law. The tax management of Petrobras has the fundamental principle of ensuring that all taxes and Government Take are recorded, calculated, and paid fully in accordance with the laws in force in Brazil and the countries where we operate. Additionally, it is guided by ethics, integrity, transparency, efficiency, and social responsibility, as established in our Tax Policy.

Due to being the largest taxpayer in Brazil, we are subject to complex national tax legislation and constant scrutiny from all levels of government. This scrutiny includes regular tax audits conducted by specialized tax offices that handle large taxpayers, reflecting our significance in tax collection in the country.

To optimize the calculation and payment of taxes, both our own and those of third parties, the Company has robust tax processes. We have a skilled technical team to tackle daily challenges and a solid technological foundation strengthened by digital transformation within our organization. We have internally developed an Artificial Intelligence tool to assist our analysts in decision-making regarding the classification of new legislation. Over the past 12 months, approximately 11,104 new legal acts have been analyzed, of which 3,457 impacted Petrobras and its Equity Investments. Based on this legislation, Artificial Intelligence pre-determines the probability of application to Petrobras, suggesting a classification regarding the impact, enabling analysts to make informed decisions more swiftly and securely.

Recognizing the importance of tax litigation, Petrobras fulfills its duty of transparency to investors and society in general by providing detailed information in its financial statements, particularly in the explanatory notes 16 and 18, as well as other reports directed to investors and stakeholders, such as Form 20-F (SEC) and the Reference Form (CVM).

Petrobras discloses information about its tax litigation not only through the mandatory forms mentioned earlier but also through timely market communications when a fact occurs that results in a significant change in tax disputes. As an example of our transparency and agility in information disclosure, we highlight the relevant facts published on the Investor Relations website (https://www.investidorpetrobras.com.br).

Petrobras maintains a good relationship with government entities and other stakeholders, guided by mutual respect, cooperation, integrity, transparency, and trust, in full compliance with the Company's Code of Ethical Conduct. We have a sustainable tax approach based on technical analyses, compliance with applicable legislation, and best market practices. Certifications and partnerships with control bodies, such as the Brazilian Federal Revenue Service, reflect the trust placed in our controls, processes, and technical staff.

Tax risk management is carried out through deliberations in accordance with the established competence limits at each hierarchical level, aiming to align the assumed risk with the execution of Petrobras' strategies, ensure compliance, and reduce the Company's exposure, in accordance with the Business Risk Management Policy approved by our Board of Directors.

We operate in complex and litigious market segments involving exploration, production, importation, and refining of oil, as well as the commercialization of products throughout the national territory, with the calculation and payment of our own taxes and third-party withholdings.

It is worth noting that in this fiscal report, we are disclosing the total value of Petrobras' tax and Government Take disputes in judicial, administrative, and arbitration proceedings where the expected loss is considered possible or probable. These values are already accounted for with their respective financial charges, duly updated. Government Take (GOV Take).

Petrobras also makes judicial deposits, especially to suspend the enforceability of tax debts, allowing the taxpayer to maintain its tax regularity while disputing the matter in litigation. Tax regularity is an essential condition for issuing negative certificates, which are required for various processes in which we are involved.

9- COMPLIANCE AND TAX RISK MANAGEMENT

TAX AND GOV. TAKE LITIGATION (R$ billion)


135
132
141
167
186
2019
2020
2021
2022
2023

**Taxes + Gov. Take Litigations*

In summary, Petrobras aims to ensure efficient and responsible tax management, ensuring compliance with tax legislation in force. As the largest taxpayer in Brazil, we are subject to constant scrutiny from government entities. We maintain a good relationship with these entities based on transparency, integrity and mutual trust. We invest in robust tax processes, a skilled team and a solid technological foundation, including the use of Artificial Intelligence to assist our analysts in decision-making. We closely monitor tax litigation, seeking the best legal interpretation and fulfilling our duty of transparency by providing detailed information in our financial reports and market communications. Additionally, we make judicial deposits to ensure tax regularity during disputes. Petrobras is committed to mantain responsible tax management in compliance with best market practices.

10- TAX POLICY

PRINCIPLES

Ensure that tax management, which covers taxes and government take, is adherent to the legislation in force, in Brazil and in the countries where we operate.

We conduct tax management based on ethics, integrity, transparency, efficiency and social responsibility, contributing for the social and economic development of Brazil and the countries where we operate.

GUIDELINES

1- TAX GOVERNANCE

To comply with the tax legislation of Brazil and the countries where we operate, defining our strategy based on the technical interpretation of rules, standards, and processes aligned with the Business Purpose and with the Tax Risk Management.

To be committed not to have new equity interests in low-tax jurisdictions, as well as to observe the Transfer Price rules provided for Brazil and for the countries in which we operate, in relation to all transactions with related or unrelated parties, when required by law.

2- TAX RISK MANAGEMENT

To manage Tax Risks through deliberations according to the limit established for each hierarchical level, aiming at aligning risk appetite with execution of Petrobras strategies, ensuring compliance and reducing the Company's exposure, in line with the Enterprise Risk Management Policy.

3- RELATIONSHIP WITH TAX AUTHORITIES

To carry out the relationship with tax authorities and other public authorities of interest based on mutual respect, cooperation, integrity, transparency, trust and with unrestricted compliance with the Petrobras' Code of Ethical Conduct.

4- TRANSPARENCY

To provide detailed information about the company's tax position to our investors, employees and other stakeholders, through the Financial Statements, the Sustainability Report and this Tax Report.



11- GLOSSARY

COFINS

Social Security Financing Contribution. It is a tax levied by the Federal Government on the gross revenue of legal entities, designed to support the Federal Government's social programs.

TAXPAYER

It is the taxable person of a tax obligation. Any person – individual or legal entity - who pays taxes (in general) to the public treasury, whether the Federal Government, States, the municipalities, and/or the Federal District.

CSLL

Social Contribution on Net Income. It is another federal tax on the companies' Net Income or on Gross Revenue in the case of companies taxed on Presumed Profit) of legal entities.

ICMS (VAT)

Tax on Operations Relating to the Circulation of Goods and on Interstate and Intermunicipal Transport Services and Communication. It is a non-cumulative state tax.

TAX

It's an obligation paid by individuals and legal entities to meet part of the Government's Tax Revenue needs, to support the functioning of its bureaucracy, social assistance to the population and investments in essential works.

TAX INCENTIVES

(TAX BENEFITS OR TAX ALLOWANCES)

Direct or indirect reduction or elimination of corresponding tax burden arising from a specific law.

IRPJ

Corporate Income Tax. It is a federal tax levied on the result.

ISS

Tax on Services. Municipal tax levied on the provision, by individual and legal entities, of listed services subject to tax.

JURISDICTION WITH FAVORED TAXATION

Also known as tax havens, which are listed in Article 1 of RFB Instruction 1,037/2010. Petrobras' only equity interest in a tax haven jurisdiction is Brasoil, which is currently inactive and undergoing liquidation, as approved by the Board of Directors (CA Minutes 1,701, item 7, agenda 134 on 21/12/2022).

SPECIAL PARTICIPATION

Extraordinary financial compensation owed by concessionaires of oil or natural gas exploration and production of fields with large production volumes.

PETROBRAS EQUITY PARTICIPATION

Subsidiary companies, jointly controlled and affiliated Petrobras.

PIS/PASEP

Programs for Social Integration and Formation of the Public Server's Saving.

TRANSFER PRICE

It is the reference adopted for the purposes of calculating taxes on income or profit, with the aim of assessing whether the amount to be practiced in operations or transactions carried out between related parties, headquartered in different tax jurisdictions is in compliance with the prices that would be established between unrelated parties in comparable transactions.

BUSINESS PURPOSE

Economic motivation that justifies carrying out an operation other than tax savings.

TAX LIABILTY

It is the legal obligation to pay the tax, or pecuniary penalty, assumed by the taxpayer of the legal-tax relationship not directly benefited by the act performed before the tax authorities.

TAX RISK

Take risk related to events that have already occurred, or to occur, which may or may not be subject to tax assessment.

11- GLOSSARY

TAX RESPONSIBLE

It is a tax collection mechanism used by federal, state and municipal governments. The tax responsible is the third that the law obliges to determine the amount due and fulfill the obligation to pay the tax " on behalf" of the taxpayer.

PUBLIC FEE

It is the tax levied by the Government as an indemnity for the production and offering of "a specific and divisible public service provided or made available" to the taxpayer.

TRIBUTE

Compulsory payment in cash, or an equivalent which can be expressed in cash, that does not entail a sanction for an unlawful act established by law and collected through fully linked administrative activity.

COMPANY'S TAXES

Taxes levied on Petrobras' operations.

WITHHOLDING TAXES FROM THIRD PARTIES

Taxes withheld from Petrobras suppliers and employees passed on to municipal, state or federal public treasuries as required by law. This concept includes the amounts charged to customers as a tax responsible.



TAX REPORT 2023

PETROBRAS